Exhibit 99.1

News Release

August 1, 2025

TELUS reports operational and financial results for second quarter 2025

Delivered industry-leading total Mobile and Fixed customer growth of 198,000, driven by strong demand for our superior bundled services and strategic expansion of TELUS PureFibre connectivity

Achieved strong TTech, including TELUS health segment, Operating Revenue and Adjusted EBITDA growth of 2 and 4 per cent, respectively, demonstrating the strength of our diversified portfolio of businesses

Consolidated free cash flow higher by 11 per cent

Reaffirmed our 2025 Financial Targets: TTech, including TELUS health segment, Operating Revenues and Adjusted EBITDA growth of 2 to 4 per cent and 3 to 5 per cent, respectively; Consolidated Capital Expenditures, excluding real estate, of approximately $2.5 billion; and Free Cash Flow of approximately $2.15 billion

Announced definitive agreement with La Caisse who will acquire a 49.9 per cent interest in newly formed wireless tower infrastructure operator Terrion for $1.26 billion, monetizing our world class portfolio of tower infrastructure; Targeting circa 3.55-times net debt to EBITDA outcome exiting 2025

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the second quarter of 2025. Consolidated operating revenues and other income increased by 2 per cent over the same period a year ago to $5.1 billion. This growth was driven by higher service revenues in our TTech and TELUS Health reportable segments, as well as higher external revenues in our TELUS Digital reportable segment. See ’Second Quarter 2025 Operating Highlights’ within this news release for a discussion on TTech, TELUS Health and TELUS Digital results.

“In the second quarter of 2025, our team’s commitment to operational excellence has empowered TELUS to deliver another quarter of industry-leading customer growth and strong financial performance,” said Darren Entwistle, President and CEO. “These results demonstrate the strength of our leading portfolio of bundled offerings across Mobile and Home, and the strategic expansion of TELUS PureFibre connectivity to Canadian homes and businesses, including in Ontario and Quebec, where we are delivering much more than just affordable internet—providing Canadians with differentiated and unique competitive services. This includes new and advanced digital services such as AI-fuelled smart home energy management, next-generation healthcare, affordable security and exciting entertainment solutions that are driving innovation across all sectors of the economy and our societies, propelling our productivity and quality of life as a nation. Notably, we achieved total mobile and fixed customer growth of 198,000, driven by mobile phone and connected device additions of 167,000, alongside fixed customer additions of 31,000. The dedication of our team in delivering customer service excellence contributed to continued strong loyalty results once again this quarter. Notably, postpaid mobile phone churn was 0.90 per cent, as we realize our twelfth consecutive year below the one per cent level.”

“Our TELUS Health business continues to demonstrate strong operating momentum globally, achieving operating revenue and Adjusted EBITDA growth of 16 and 29 per cent, respectively, while global lives covered now stand at 157 million, inclusive of Workplace Options. This growth was fueled by strategic investments, product enhancements, expanding sales channels including cross selling, and effective cost management through technology and synergy optimization - underpinned by a deeply rooted dedication to putting customers first. Since acquiring LifeWorks, we have realized $400 million in combined annualized synergies - $322 million from cost efficiencies and $78 million from successful cross-selling strategies. We remain on track to meet our goal of $427 million by the end of 2025. We are excited to accelerate this momentum through 2025 and beyond.”

Darren further commented, "The consistency of our results reflects our dedicated team’s passion for delivering superior customer experiences over our world-leading wireless and PureFibre broadband networks. Our significant broadband network investments drive extensive socio-economic benefits for Canadians in communities from coast-to-coast while enabling continued advancement in our operational, financial and customer experience performance. Looking ahead, our financial position and operational outlook remains strong, supported by continued EBITDA growth and stable capital expenditures, resulting in meaningful free cash flow expansion. This will be enhanced by significant value creation in our growth businesses and asset monetization opportunities. Indeed, today, we announced a definitive agreement with La Caisse, subject to closing conditions and regulatory approvals, who will acquire a 49.9 per cent interest in newly formed Canadian wireless tower infrastructure operator Terrion for $1.26 billion. This initiative will monetize our world class portfolio of tower infrastructure while accelerating balance sheet deleveraging, including achieving a leverage target ratio of 3-times net debt to EBITDA by 2027, while gradually turning off our discounted dividend reinvestment program over the same time period."

“In June, we held our second annual gala benefiting the TELUS Friendly Future Foundation”, continued Darren. “Thanks to the generosity of the 860 guests in attendance, we raised more than $2.625 million in sponsorships, cash donations and in-kind contributions to support the Foundation’s TELUS Student Bursary fund. Moreover, in June, we launched a transformative $2 million partnership with the CIBC Foundation, which will equip even more future leaders with the essential tools to realize their dream of post-secondary education, while also effecting meaningful change within their communities. Since its launch in 2023, the Foundation has provided over $4 million in TELUS Student Bursaries, helping 1,025 students from underserved communities reach their full potential.”

Doug French, Executive Vice-president and CFO said, "Our second quarter 2025 results reflect our strategic operational excellence. Within TTech, including our TELUS health segment, Operating Revenues increased by 2 per cent and Adjusted EBITDA grew by 4 per cent, in line with our full year targets that we are reiterating today. These results reflect the benefits from our ongoing focus on cost efficiency and effectiveness, improving health margins, as well as gains from our real estate and copper monetization programs. Additionally, we generated free cash flow of $535 million, up 11 per cent. This underscores our solid financial foundation to support sustainable growth and our transparent capital allocation priorities."

“Additionally, our financial position remains robust with our leverage ratio declining to 3.7-times, down 20 basis points sequentially from the first quarter of 2025. As we progress through 2025 and beyond, we expect continued improvements to our leverage ratio, targeting a net debt to EBITDA ratio of 3-times by 2027, alongside removing the discount associated with our dividend reinvestment program. In June, we successfully raised $2.85 billion in hybrid debt securities across multiple offerings in Canada and the United States, building upon the $1.6 billion raised in April. These financings support deleveraging, with 50 per cent of the proceeds receiving equity credit treatment by credit rating agencies. In July, we completed our debt tender to retire approximately $1.8 billion of debt securities in Canada and the United States for a cash purchase amount of under $1.6 billion, capturing approximately $230 million of reduced future cash debt obligations. Our continued organic operational growth, including EBITDA expansion, declining capital intensity and free cash flow growth, combined with ongoing asset monetization initiatives, will further strengthen our balance sheet. Notably, the monetization of our wireless towers will reduce our leverage ratio by 0.17-times on a pro-forma basis, accelerating our path toward our 2027 target. Including this transaction, we expect to achieve a leverage ratio of circa 3.55-times exiting 2025, as we progress towards our 2027 target of 3-times.”

“Looking ahead through 2025, we are well-positioned to drive strong, sustainable performance as we maintain our focus on profitable growth. Our strategic initiatives in customer expansion, product innovation, and service enhancement will further strengthen our market position and drive long-term value creation. We continue leveraging our formidable strengths to deliver unparalleled value for our stakeholders, firmly positioning TELUS as an industry leader in operational excellence and financial resilience,” concluded Doug.

In the quarter, TELUS recognized an impairment of goodwill of $500 million as it relates to TELUS Digital. TELUS recognized a net loss of $245 million, however, as this impairment was in respect of TELUS Digital, net income for TELUS shareholders was largely offset by the impairment (after deducting the non-controlling interest share) and basic EPS was zero. These decreases were partially offset by the after-tax impacts of a decrease in Financing costs, largely driven by the reclassification of unrealized changes in the forward element of virtual power purchase agreements from Financing costs to Other comprehensive income. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $342 million decreased by 7 per cent over the same period last year, while adjusted basic EPS of $0.22 was down 12 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by $3 million to approximately $1.7 billion. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA was also partially offset by higher restructuring and other costs of $12 million in the quarter, primarily related to TELUS Digital’s restructuring program in one of its European delivery locations. Adjusted EBITDA increased by 1 per cent to more than $1.8 billion reflecting varied results across our reportable segments. TTech saw Adjusted EBITDA growth of 3 per cent in the second quarter of 2025. This growth was driven by: (i) cost reduction efforts, including workforce reductions and increased utilization of TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in administrative and marketing costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; and (iii) higher Other income. These factors were partially offset by: (i) lower mobile ARPU; (ii) lower mobile equipment margins; (iii) an increase in bad debt expense; (iv) declining fixed legacy voice and TV margins; (v) lower agriculture and consumer goods margins due to the divestiture of non-core assets; and (vi) increased costs of subscription-based licenses and cloud usage. TELUS Health experienced a 29 per cent increase in Adjusted EBITDA in the second quarter of 2025, driven by revenue growth and cost reduction efforts, as well as continued realization of acquisition integration synergies. TELUS Digital Adjusted EBITDA decreased by 26 per cent in the second quarter of 2025, primarily due to non-recurring net reversals of provisions related to business combinations.

In the second quarter of 2025, we added 198,000 net customer additions, down 134,000 over the same period last year due to decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on premium and profitable loading, competitive pressures and changing customer preferences. Please see 'Second Quarter 2025 Operating Highlights' within this news release for additional information with regards to mobility and fixed net additions. Our total TTech subscriber base of 20.5 million is up 5 per cent over the last twelve months, reflecting a 2 per cent increase in our mobile phones subscriber base to 10.2 million and an 18 per cent increase in our connected devices subscriber base to 4.0 million. Additionally, our internet connections grew by 2 per cent over the last twelve months to over 2.7 million customer connections, our TV connections grew by 6 per cent over the last twelve months to over 1.4 million customer connections, and our security and automation subscriber base increased by 4 per cent to more than 1.1 million customer connections. Our residential voice subscriber base declined by 5 per cent to 1.0 million

In TELUS Health, as of the end of the second quarter of 2025, healthcare lives covered were 157.1 million, an increase of 82 million over the past 12 months, primarily due to the addition of 79.3 million healthcare lives covered from our second quarter acquisition of Workplace Options and the prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our employee and family assistance programs (EFAP) across all of our operating regions, in addition to continued demand for virtual solutions.

Cash provided by operating activities of $1.2 billion decreased by 16 per cent in the second quarter of 2025, primarily driven by other working capital changes and increased income taxes paid. Free cash flow of $535 million increased by 11 per cent compared to the same period a year ago primarily reflecting the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program.

Consolidated capital expenditures of $678 million decreased by $13 million or 2 per cent in the second quarter of 2025. Capital expenditures in support of TTech operations of $570 million decreased by $20 million in the second quarter of 2025 and primarily resulted from the completion of certain projects for wireless and fibre network builds and the planned transition of fibre builds to a partner-build model for brownfield and new growth markets. Capital expenditures in support of TTech real estate development of $21 million decreased by $2 million in the second quarter of 2025, driven by the substantial completion of an investment property at the end of 2024. TELUS Health capital expenditures of $59 million increased by $9 million in the second quarter of 2025, driven by increased investments to support clinic expansions and business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration. TELUS Digital capital expenditures of $43 million increased by $3 million in the second quarter of 2025, primarily driven by increased investments in site builds in the Asia-Pacific and Europe regions, as well as increased investments in our digital solutions service line.

As at June 30, 2025, our 5G network covered more than 32.6 million Canadians, representing over 88 per cent of the population.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	5,031	4,900	3
Operating revenues and other income	5,082	4,974	2
Total operating expenses	4,907	4,292	14
Net income (loss)	(245)	221	n/m
Net income attributable to common shares	7	228	(97)
Adjusted Net income(1)	342	366	(7)
Basic EPS ($)	–	0.15	(73)
Adjusted basic EPS(1) ($)	0.22	0.25	(12)
EBITDA(1)	1,679	1,676	–
Adjusted EBITDA(1)	1,812	1,797	1
Capital expenditures(2)	678	691	(2)
Cash provided by operating activities	1,166	1,388	(16)
Free cash flow(1)	535	481	11
Total telecom subscriber connections(3) (thousands)	20,495	19,500	5
Healthcare lives covered(4) (millions)	157.1	75.1	n/m

Notations used in the tables above: n/m – not meaningful.

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS Accounting Standards and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ’Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the condensed interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.
(4)	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

Second Quarter 2025 Operating Highlights

TELUS technology solutions (TTech)

•	TTech operating revenues (arising from contracts with customers) increased by $4 million in the second quarter of 2025, primarily reflecting an increase in fixed data services revenues, partially offset by decreases in mobile network revenue, mobile equipment and other service revenues, fixed voice services revenues, fixed equipment and other service revenues, and agriculture and consumer goods services, as described below.
●	TTech EBITDA increased by $76 million or 5 per cent in the second quarter of 2025, while TTech Adjusted EBITDA increased by $43 million or 3 per cent, reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, security and automation, and TV subscriber growth; and (iii) higher Other income. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower mobile equipment margins; (iii) an increase in bad debt expense; (iv) declining fixed legacy voice and TV margins; (v) lower agriculture and consumer goods margins due to the divestiture of non-core assets; and (vi) increased costs of subscription-based licences and cloud usage.

Mobile products and services

•	Mobile network revenue decreased by $11 million or 1 per cent in the second quarter of 2025, largely due to lower mobile phone ARPU, partially offset by growth in our mobile phone subscriber base and an increase in IoT connections.

•	Mobile equipment and other service revenues decreased by $5 million or 1 per cent in the second quarter of 2025 due to a reduction in contracted volumes, partly offset by the impact of higher-value smartphones in the sales mix.

•	TTech mobile products and services direct contribution decreased by $46 million or 3 per cent in the second quarter of 2025, largely reflecting the impact of lower mobile phone ARPU and lower mobile equipment margin from lower contracted volumes and intense competitive price discounting. These factors were partially offset by mobile phone subscriber growth.

•	Mobile phone ARPU was $56.58 in the second quarter of 2025, reflecting a decrease of $1.91 or 3.3 per cent attributable to the adoption of base rate plans with lower prices in response to more intense marketing and promotional price competition targeting both new and existing customers, and a decline in overage and roaming revenues, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Mobile phone gross additions were 376,000 in the second quarter of 2025, reflecting a decrease of 39,000, driven by decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on premium and profitable loading.

•	Mobile phone net additions were 55,000 in the second quarter of 2025, reflecting a decrease of 46,000, driven by lower mobile phone gross additions.

•	Our mobile phone churn rate was 1.06 per cent in the second quarter of 2025, compared to 1.07 per cent in the second quarter of 2024, largely as a result of our ongoing focus on customer retention and network quality, along with successful promotions and bundled offerings. These factors were partially offset by customer switching decisions in response to more intense marketing and promotional price competition.

•	Connected device net additions were 112,000 in the second quarter of 2025 a decrease of 49,000, attributable to higher deactivations in IoT connections from customers in the transportation and connectivity industries, partially offset by higher gross additions.

Fixed products and services

•	Fixed data services revenues increased by $35 million or 3 per cent in the second quarter of 2025, driven by growth in our internet and security and automation subscriber bases, which also saw higher revenue per customer, and growth in our managed services business. These factors were partially offset by lower TV revenues, reflecting an increase in the mix of customers selecting smaller TV combination packages and technological substitution.

•	Fixed voice services revenues decreased by $8 million or 4 per cent in the second quarter of 2025, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. This decline was partially mitigated by the success of our bundled product offerings and our retention efforts.

•	Fixed equipment and other service revenues were relatively unchanged in the second quarter of 2025.
•	TTech fixed products and services direct contribution decreased by $19 million or 2 per cent in the second quarter of 2025, primarily driven by legacy voice and TV margins attributable to technological substitution as well as lower agriculture and consumer goods margins primarily from the divestiture of non-core assets. This was partially offset by continued internet and security and automation subscriber growth and higher revenue per customer.

•	Internet net additions were 27,000 in the second quarter of 2025, a decrease of 6,000, reflecting higher churn and heightened competitive pressures, partially offset by higher gross loading with strength in our fibre optic offerings.

•	TV net additions were 12,000 in the second quarter of 2025, a decrease of 13,000, largely reflecting higher churn and changing customer preferences, partly offset by higher gross loading in our diverse offerings, including Stream+.

•	Security and automation net additions were 9,000 in the second quarter of 2025, a decrease of 11,000, reflecting higher churn related to shifts in consumer purchasing decisions and lower activations.

•	Residential voice net losses were 17,000 in the second quarter of 2025, an increased loss of 9,000, attributable to lower gross additions. These were moderated by our commitment to customer retention, with low churn reflecting successful loss mitigation.

Agriculture and consumer goods services

•	Agriculture and consumer goods services revenues decreased by $6 million or 7 per cent in the second quarter of 2025, primarily attributable to the divestiture of non-core assets, partially offset by improved organic growth across multiple revenue streams.

TELUS Health

•	Health services revenues increased by $72 million or 16 per cent in the second quarter of 2025, driven by: (i) global business acquisitions in employer solutions, including the acquisition of Workplace Options in May 2025; (ii) growth in payvider, with strong performance in health benefits management services, collaborative health records and virtual pharmacy solutions; and (iii) organic growth in employer solutions. This was offset by a decline in retirement and benefits solutions.

•	Health equipment revenues decreased by $1 million in the second quarter of 2025, due to lower revenue from a pharmacy hardware upgrade program in our payvider vertical.

•	TELUS Health direct contribution increased by $33 million or 14 per cent in the second quarter of 2025, reflecting: (i) revenue growth as described above; and (ii) cost reduction efforts, driven by digital transformation programs which have lowered our cost to serve.

•	TELUS Health EBITDA increased by $35 million or 72 per cent in the second quarter of 2025 while Adjusted EBITDA increased by $21 million or 29 per cent in the second quarter of 2025, reflecting revenue growth and cost reduction efforts as described above, as well as continued realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; and (ii) the scaling of our digital capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs. The difference in growth rates between EBITDA and Adjusted EBITDA in the second quarter of 2025 is attributable to lower restructuring and other costs.
•	Healthcare lives covered were 157.1 million as of the end of the second quarter of 2025, an increase of 82.0 million over the past 12 months, primarily due to the addition of 79.3 million lives covered from our second quarter acquisition of Workplace Options and the prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to continued demand for virtual solutions.

TELUS Digital

•	TELUS Digital operating revenues (arising from contracts with customers) increased by $56 million or 8 per cent in the second quarter of 2025, primarily attributable to: (i) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results; (ii) growth in services provided to existing clients, including certain social media clients; and (iii) new clients added since the same period in the prior year. These increases were partially offset by lower revenues earned from certain technology and eCommerce clients.
•	Revenue from our tech and games industry vertical increased by $44 million or 12 per cent in the second quarter of 2025, primarily due to higher revenue from certain social media clients and certain other technology clients, partially offset by a decrease in revenue from other clients within this industry vertical.
•	Revenue from our communications and media industry vertical increased by $26 million or 12 per cent in the second quarter of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.
•	Revenue from our eCommerce and fintech industry vertical decreased by $11 million or 12 per cent in the second quarter of 2025, due to a decline in service volumes.
•	Revenue from our healthcare industry vertical increased by $6 million or 9 per cent in the second quarter of 2025, primarily due to additional services provided to the TELUS health segment and certain other healthcare clients.
•	Revenue from our banking, financial services and insurance industry vertical increased by $5 million or 9 per cent in the second quarter of 2025, primarily due to growth from a variety of North American and global financial services clients.
•	All other verticals increased by $3 million or 3 per cent in the second quarter of 2025, due to higher revenue across various client accounts.
•	TELUS Digital EBITDA decreased by $105 million or 63 per cent in the second quarter of 2025 while Adjusted EBITDA decreased by $46 million or 26 per cent. The decrease in Adjusted EBITDA in the second quarter was due to Other income generated in the prior year’s comparative periods associated with a reduction of our provisions for written put options, as well as an increase in salaries and benefits and goods and services purchased outpacing revenue growth.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.4163 per share on the issued and outstanding Common Shares of the Company payable on October 1, 2025 to holders of record at the close of business on September 10, 2025. This quarterly dividend reflects an increase of 7 per cent from the $0.3891 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•	Paying, collecting and remitting more than $1.3 billion in the first half of 2025 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $39 billion in these taxes.

•	Investing approximately $1.3 billion in capital expenditures primarily in communities across Canada in the first half of 2025 and over $57 billion since 2000.

•	Disbursing spectrum renewal fees of approximately $59 million to Innovation, Science and Economic Development Canada in the first half of 2025. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $46 billion.

•	Spending $4.8 billion in total operating expenses in the first half of 2025, including goods and services purchased of approximately $3.2 billion. Since 2000, we have spent $174 billion and $118 billion, respectively, in these areas.

•	Generating a total team member payroll of $1.7 billion in the first half of 2025, including wages and other employee benefits, and payroll taxes of more than $122 million. Since 2000, total team member payroll totals $66 billion.

•	Returning approximately $1.2 billion in dividends declared through July 2025 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned more than $28 billion to shareholders through our dividend and share purchase programs, including over $23 billion in dividends and $5.2 billion in share repurchases, representing approximately $19 per share.

Community Highlights

Giving Back to Our Communities

•	In May 2025, we celebrated the 20th anniversary of our annual TELUS Days of Giving inspiring 90,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities. Over the past two decades, our TELUS family has performed more than one million acts of giving worldwide.

•	Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth. With the launch of our newest TELUS India Community Board in March, we currently have 20 TELUS Community Boards, 13 operating in Canada and seven internationally.

○	During the second quarter, our India Community Board awarded its inaugural grants, totalling US$200,000 in cash donations supporting 11 projects delivered by non-government and grassroots organizations.

○	Since 2005, our 20 TELUS Community Boards and the TELUS Friendly Future Foundation® (the Foundation) have supported 35.2 million youth in need across Canada and around the world, by granting more than $140 million in cash donations to 11,000 charitable initiatives.

•	Working in close partnership with the TELUS Community Boards in Canada, the Foundation distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first six months of 2025, the Foundation provided support to over 756,600 youth by granting $4.8 million in cash donations and bursaries to more than 350 Canadian registered charities, community partners and projects. Since its inception in 2018, the Foundation has directed $62.4 million in cash donations to our communities and in bursary grants, helping 17.2 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

○	In June 2025, the Foundation hosted its second annual fundraising gala, with 860 guests in attendance, raising more than $2.625 million in sponsorships, cash donations and in-kind contributions to support the Foundation’s TELUS Student Bursary program.

•	The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In the first half of 2025, the Fund allocated $100,000 in cash donations to Indigenous-led organizations. Since its inception in 2021, the Fund has distributed more than $1 million in cash donations to more than 45 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

•	During the second quarter of 2025, we continued to support our communities in times of crises, including the Vancouver Filipino community impacted by the Lapu Lapu tragedy and those communities impacted by wildfires across several provinces. In total, TELUS, our team members and customers, as well as TELUS Friendly Future Foundation, have enabled $50,000 in cash and in-kind donations.

Empowering Canadians with Connectivity

•	Throughout the first half of 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.45 million Canadians.

○	During the first six months of 2025, we welcomed 5,600 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 69,000 households, making low-cost high-speed internet available to 216,800 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first half of 2025, we added 5,000 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 66,800 people.

○	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, facilitating over 41,000 patient visits and counselling sessions over the first six months. Since the program launched in 2014, our mobile health clinics have delivered over 300,000 primary care and outreach visits across 27 Canadian communities. We have also provided more than 2,600 free counselling sessions through TELUS Health MyCareTM and connected nearly 1,400 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices.

○	Throughout the first half of 2025, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 2,400 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 15,000 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.

○	During the first six months of 2025, over 71,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to more than 871,000 since the program launched in 2013.

Leading in ESG and Sustainability

•	Throughout the first six months of 2025, we maintained our global leadership in environmental stewardship and sustainability. Key milestones over the past quarter included:

○	Holding our third annual Buy One Plant One promotion with Android, planting 50,000 trees tied to our mobility sales.

○	Expanding our Tree Tote program in over 200 corporate stores nationwide. Each reusable tote bag is made from recycled materials and a tree is planted with purchase.

○	Partnering with Piikani Nation to restore the Náápi Otsíthaatan (Oldman River) watershed, with over one million seeds collected this spring with representatives of the community in preparation for future planting seasons.

○	Producing 115 Gigawatt hours (GWh) of clean electricity in the second quarter of 2025 through our renewable energy virtual power purchase agreements, exceeding forecasted quarterly production.

○	Publishing our 2025 Modern slavery report in May 2025.

Global Social Capitalism Awards and Recognition

•	In April 2025, we were recognized as one of the top 10 most valuable brands in Canada for the fourth consecutive year. Additionally, we were the most valuable Canadian telecom brand for the second consecutive year. In its Canada 100 2025 Ranking report, Brand Finance valued our 2025 brand at $12.1 billion (US$9.0 billion), up 3 per cent year-over-year, representing our highest third-party brand valuation ever.

•	In June 2025, we were ranked as the most sustainable North American telecommunications company by TIME Magazine and Statista on the World’s Most Sustainable Companies list.

•	In June 2025, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 19th time.

•	In June 2025, we were recognized by Schneider Electric as one of five recipients of their 2024 Sustainability Impact Awards.

Access to quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2025 conference call is scheduled for Friday, August 1, 2025 at 12:30 pm ET (9:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until November 1 2025 at 1-855-201-2300. Please quote conference access code 32359# and playback access code 32359#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our planned leverage ratio in 2027, our multi-year dividend growth program and our approach to reducing the discount offered under our dividend re-investment plan). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from expectations expressed in or implied by the forward-looking statements. The assumptions for our 2025 outlook, as described in Section 9 in our 2024 annual MD&A, remain the same, except for the following:

•	Our revised estimates for 2025 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.3%, 1.4%, 2.1%, 0.9% and 0.9%, respectively (compared to 1.9%, 1.8%, 2.4%, 1.7% and 1.5%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual inflation rates in Canada, B.C., Alberta, Ontario and Quebec are 2.1%, 2.1%, 2.1%, 2.0%, and 2.0%, respectively (compared to 2.0%, 1.8%, 2.0%, 1.9% and 1.8%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 7.0%, 6.3%, 7.3%, 8.0%, and 6.1%, respectively (compared to 6.6%, 6.0%, 7.0%, 7.1% and 5.8%, respectively, as reported in our 2024 annual MD&A).

•	Our revised estimates for 2025 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 243,000 units, 40,000 units, 54,000 units, 61,000 units and 55,000 units, respectively (compared to 245,000 units, 47,000 units, 45,000 units, 81,000 units and 48,000 units, respectively, as reported in our 2024 annual MD&A).

The extent to which the economic growth estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in our second quarter 2025 MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to the operational reliability, responsible AI usage, data privacy and cybersecurity, and the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, and regulation could also affect future implementation that could affect demand for our services.

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. There is no assurance that a definitive agreement relating to our proposed acquisition of the shares of TELUS International (Cda) Inc. that we do not already hold will be entered into, that the transaction will be completed or that we will realize any or all of the anticipated benefits of the transaction.

Risks include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2028 or renewed.

o	TELUS Digital’s ability to achieve targets or other guidance regarding its business, which if not achieved could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both. Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2025 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in our second quarter 2025 MD&A.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, long-term debt prepayment premium and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted net income divided by basic weighted-average common shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended June 30
C$ millions	2025	2024
Net income attributable to Common Shares	7	228
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	104	117
Tax effects of restructuring and other costs	(25)	(28)
Real estate rationalization-related restructuring impairments	1	31
Tax effect of real estate rationalization-related restructuring impairments	—	(8)
Income tax-related adjustments	(17)	(2)
Impairment of goodwill	285	—
Tax effect of impairment of goodwill	(13)	—
Unrealized changes in virtual power purchase agreements forward element[1]	—	37
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(9)
Adjusted Net income	342	366

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the condensed interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$	2025	2024
Basic EPS	—	0.15
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.07	0.08
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)
Real estate rationalization-related restructuring impairments, per share	—	0.03
Tax effect of real estate rationalization-related restructuring impairments, per share	—	(0.01)
Income tax-related adjustments, per share	(0.01)	—
Impairment of goodwill, per share	0.19	—
Tax effect of impairment of goodwill, per share	(0.01)	—
Unrealized changes in virtual power purchase agreements forward element, per share[1]	—	0.03
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share[1]	—	(0.01)
Adjusted basic EPS	0.22	0.25

(1)	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the condensed interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended June 30 (C$ millions)	2025	2024[1]	2025	2024	2025	2024	2025	2024	2025	2024
Net income									(245)	221
Financing costs									373	382
Income taxes									47	79
EBIT	776	709	(26)	(71)	(560)	56	(15)	(12)	175	682
Depreciation	535	529	10	30	56	49	—	—	601	608
Amortization of intangible assets	238	235	100	90	65	61	—	—	403	386
Impairment of goodwill	—	—	—	—	500	—	—	—	500	—
EBITDA	1,549	1,473	84	49	61	166	(15)	(12)	1,679	1,676
Add restructuring and other costs included in EBITDA	55	88	7	21	71	12	—	—	133	121
Adjusted EBITDA	1,604	1,561	91	70	132	178	(15)	(12)	1,812	1,797
Combined TTech and TELUS Health Adjusted EBITDA			1,695	1,631

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended June 30 (C$ millions)	2025	2024[1]	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,604	1,561	91	70	132	178	(15)	(12)	1,812	1,797
Capital expenditures	(591)	(613)	(59)	(50)	(43)	(40)	15	12	(678)	(691)
Adjusted EBITDA less capital expenditures	1,013	948	32	20	89	138	—	—	1,134	1,106

(1)	TTech results for 2024 have been restated to conform with our new segmented reporting structure.

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended June 30
C$ millions	2025	2024
EBITDA	1,679	1,676
Restructuring and other costs, net of disbursements	28	(5)
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	67	17
Effects of lease principal (IFRS 16 impact)	(176)	(154)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	42	42
Net employee defined benefit plans expense	14	17
Employer contributions to employee defined benefit plans	(5)	(6)
Loss from equity accounted investments	(2)	5
Interest paid (excluding discretionary cash payment of dividends accounted for as interest)	(308)	(315)
Interest received	17	10
Capital expenditures[1]	(678)	(691)
Free cash flow before income taxes	678	596
Income taxes paid, net of refunds	(143)	(115)
Free cash flow	535	481

Reconciliation of free cash flow with Cash provided by operating activities

	Three months ended June 30
C$ millions	2025	2024
Free cash flow	535	481
Add (deduct):
Capital expenditures[1]	678	691
Effects of lease principal	176	154
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	(233)	62
Cash provided by operating activities	1,166	1,388

(1)	Refer to Note 31 of the condensed interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

	Three months ended June 30
C$ millions (unaudited)	2025	2024 (restated)	Per cent change
Mobile network revenue	1,723	1,734	(1)
Mobile equipment and other service revenues	498	503	(1)
Fixed data services(1)	1,193	1,158	3
Fixed voice services	170	178	(4)
Fixed equipment and other service revenues	124	125	(1)
Agriculture and consumer goods services	85	91	(7)
Operating revenues (arising from contracts with customers)	3,793	3,789	—
Other income	50	30	67
External Operating revenues and other income	3,843	3,819	1
Intersegment revenues	5	5	—
TTech Operating revenues and other income	3,848	3,824	1

(1)	Excludes agriculture and consumer goods services.

Operating revenues and other income – TELUS health segment

C$ millions	Three months ended June 30		Per cent
(unaudited)	2025	2024	change
Health services	514	442	16
Health equipment	2	3	(33)
Operating revenues (arising from contracts with customers)	516	445	16
Other income	1	1	—
External Operating revenues and other income	517	446	16
Intersegment revenues	2	2	—
TELUS Health Operating revenues and other income	519	448	16

Operating revenues and other income – TELUS digital experience segment

C$ millions	Three months ended June 30		Per cent
(unaudited)	2025	2024	change
Operating revenues (arising from contracts with customers)	722	666	8
Other income	—	43	(100)
External Operating revenues and other income	722	709	2
Intersegment revenues	244	227	7
TELUS Digital Operating revenues and other income	966	936	3

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over $20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing 157 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring ‘give where we live’ philosophy, TELUS, our team members and retirees have contributed $1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company.

We’re always building Canada.

For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

ir@telus.com

Media Relations

Steve Beisswanger

Steve.Beisswanger@telus.com